Exhibit 99.1

Daqo New Energy Announces Appointment of Independent Director

Shanghai, China—28 July--Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced the appointment of Mr. Guoqing Chen as an independent director of the Company, effective on July 28, 2023. With the inclusion of Mr. Guoqing Chen, the Company has an independent majority on its board, as 6 out of its 11 directors are now independent directors.

Mr. Guoqing Chen has served as the head of Shanghai Horizon Economic Research Institute since 2002. He is also the chair professor at Shanghai National Accounting Institute and the deputy director at the China Management Accounting System Research Center of Shanghai University of Finance and Economics. Mr. Chen currently serves as the chairman of Horizon International Financial Management Consulting (Shanghai) Co., Ltd., and Shanghai Horizon Value Management Software Co., Ltd. He is also an independent director at Heilongjiang Longmay Mining Group Co., Ltd., and Hongxing Xuan Paper Co., Ltd., as well as a director at Jilin Provincial Coal Industry Group Co., Ltd., and Jilin Province State-Owned Capital Operation Co., Ltd.

Mr. Guangfu Xu, Daqo New Energy 's Chairman, commented, "We are pleased to welcome Mr. Guoqing Chen to our board. His extensive experience and professional expertise in accounting, finance and management will contribute great value to the Company’s future growth."

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, quotations from the chairman in this announcement contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004

Email: lbergkamp@christensencomms.com